News Release

Alexco Closes $7 Million Flow-Through Private Placement

October 23, 2008 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, AMEX:AXU) ("Alexco" or the “Company”) is pleased to announce that it has today closed the flow-through private placement previously announced on October 15, 2008. The agent exercised its $1 million over-allotment option, and accordingly a total of 3,500,000 flow-through common shares have been issued at a purchase price of $2.00 per flow-through share for total gross proceeds of $7,000,000.

Alexco plans to deploy the proceeds from the financing to continue its successful Keno Hill Silver District exploration program. Having identified a high grade silver resource at its Bellekeno property and having recently completed a silver purchase agreement with Silver Wheaton Corp. to finance the construction of the Bellekeno mine, the additional funds from this financing will ensure the continuing advance of the Company’s comprehensive district exploration program through this winter and into the summer of 2009.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1150
Vancouver, BC V6C 1S4